SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 23, 2012

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto and incorporated by reference are the interim condensed consolidated financial statements of R.V.B. Holdings Ltd. as of March 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.
(Registrant)

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: May 23, 2012

R.V.B. Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(UNAUDITED)

R.V.B. Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

(Unaudited)

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	March 31		December 31
	2 0 1 2	2 0 1 1	2 0 1 1
	$ in thousand
	(UNAUDITED)
ASSETS

Current assets
Cash and cash equivalents	5,922	183	6,751
Accounts receivable	196	219	238
Prepaid expenses in respect of receipt of guarantee from interested parties	-	698	-
Loan provided	-	234	-
Total current assets	6,118	1,334	6,989

Non-current assets
Loan provided	-	199	-
Fixed assets, net	12,186	13,601	12,505
Intangible assets, net	3,418	3,829	3,521
Total non-current assets	15,604	17,629	16,026

Total assets	21,722	18,963	23,015

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Loans from banks, shareholders and others	606	4,709	603
Convertible shareholders loans	-	4,028	-
Accounts payable and accruals	580	661	630
Total current liabilities	1,186	9,398	1,233

Non-current liabilities
Loans from banks	-	408	102
Shareholders' loans	-	4,264	-
Options at fair value through profit and loss	111	298	158
Liability to the Office of the Chief Scientist	422	451	411
Liability in respect of dismantling and vacating fixed assets	149	86	133
Total non-current liabilities	682	5,507	804

Equity attributable to owners of the Company	16,125	4,058	17,076
Non-controlling interests	3,729	-	3,902
Total equity	19,854	4,058	20,978

Total liabilities and equity	21,722	18,963	23,015

Yitzhak Apeloig Chairman of the Board	Ofer Sandelson CEO	Ofer Naveh CFO

Approval date of the financial statements: May 22, 2012

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the three month		For the year
	period ended		ended
	March 31		December 31
	2 0 1 2	2 0 1 1	2 0 1 1
	$ in thousand
	(UNAUDITED)

Revenues	31	-	63

Expenses
Operating expenses and facility maintenance	790	604	2,526
Marketing expenses	111	221	1,200
Administrative and general expenses	301	411	1,759
Total expenses	1,202	1,236	5,485

Loss from ordinary activities	(1,171)	(1,236)	(5,422)

Financing income	73	3	54
Financing expenses	(44)	(263)	(878)

Total financing income (expenses), net	29	(260)	(824)

Loss for the period	(1,142)	(1,496)	(6,246)

Total comprehensive loss for the period	(1,142)	(1,496)	(6,246)

Loss and total comprehensive loss attributable to:
Owners of the Company	(924)	(1,496)	(5,950)
Non-controlling interests	(218)	-	(296)

	(1,142)	(1,496)	(6,246)

Loss per share (in $)
Basic and diluted loss per share	(0.004)	(0.008)	(0.029)

Weighted-average number of ordinary shares of nominal NIS 1.00 par value outstanding used in calculation of the basic
and diluted loss per share	231,685,786	190,162,950	204,860,879

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	For the three month period ended March 31, 2012 (unaudited)
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2012	42,364	21,807	-	(47,095)	17,076	3,902	20,978

Changes during the period (unaudited)

Share-based payment	-	-	18	-	18	-	18
Issue of ordinary shares	14,521	(14,521)	-	-	-	-	-
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(45)	-	-	(45)	45	-
	14,521	(14,566)	18	-	(27)	45	18

Loss for the period	-	-	-	(924)	(924)	(218)	(1,142)

Total comprehensive loss for the period	-	-	-	(924)	(924)	(218)	(1,142)

Balance as of March 31, 2012 (unaudited)	56,885	7,241	18	(48,019)	16,125	3,729	19,854

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued):

	For the three month period ended March 31, 2011 (unaudited)
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	$ in thousand

Balance as of January 1, 2011	4,906	34,078	173	161	6,063	(41,145)	4,236

Changes during the period (unaudited)
Share-based payment	-	-	-	-	47	-	47
Equity component of convertible loans	-	469	-	-	-	-	469
Share-based payment in respect of guarantees received from shareholders	-	-	-	-	802	-	802

	-	469	-	-	849	-	1,318

Loss for the period	-	-	-	-	-	(1,496)	(1,496)

Total comprehensive loss for the period	-	-	-	-	-	(1,496)	(1,496)

Balance as of March 31, 2011 (unaudited)	4,906	34,547	173	161	6,912	(42,641)	4,058

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued):

	For the year ended December 31, 2011
	Share capital		Premium on shares		Receipts on account of options	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2011	4,906		34,078		173	161	6,063	(41,145)	4,236	-	4,236

Changes during 2011
Share-based payment	-		-		-	-	1,220	-	1,220	-	1,220
Termination of employee options	-		2,852		-	-	(2,852)	-	-	-	-
Equity component of convertible loans	-		1,013		-	-	-	-	1,013	-	1,013
Conversion of shareholder's debts	1,445		15,128		-	(161)	(3,393)	-	13,019	-	13,019
Issuance of ordinary shares – EER Transaction	36,013	(*)	(31,183	)(*)	(173)	-	(1,038)	-	3,619	4,117	7,736
Change in non-controlling interests in respect of change in holding in a subsidiary	-		(81)		-	-	-	-	(81)	81	-

	37,458		(12,271)		(173)	(161)	(6,063)	-	18,790	4,198	22,988

Loss for the year	-		-		-	-	-	(5,950)	(5,950)	(296)	(6,246)

Total comprehensive loss for the year	-		-		-	-	-	(5,950)	(5,950)	(296)	(6,246)

Balance as of December 31, 2011	42,364		21,807		-	-	-	(47,095)	17,076	3,902	20,978

(*) Reclassified.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three month		For the year
	period ended		ended
	March 31		December 31
	2 0 1 2	2 0 1 1	2 0 1 1
	(UNAUDITED)
Cash flows – operating activity
Loss for the period	(1,142)	(1,496)	(6,246)
Adjustments required to present cash flows from operating activity (Appendix)	463	883	3,703

Net cash used in operating activity (**)	(679)	(613)	(2,543)

Cash flow – investment activity
Investment in fixed assets	(48)	-	(2)

Net cash used in investment activity	(48)	-	(2)

Cash flow – financing activity
EER Transaction	-	-	7,977
Proceeds from shareholders loans	-	739	1,466
Repayment of loans from bank	(102)	-	(204)

Net cash from (used in) financing activity	(102)	739	9,239

Increase (decrease) in cash and cash equivalents	(829)	126	6,694

Cash and cash equivalents at the beginning of the period	6,751	57	57

Cash and cash equivalents at the end of the period	5,922	183	6,751

(**) Including cash interest payments of	3	5	22

(**) Including cash interest receipts of	13	-	51

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (CONTINUED)

Appendix– Adjustments required to present cash flows from operating activity

	For the three month		For the year
	period ended		ended
	March 31		December 31
	2 0 1 2	2 0 1 1	2 0 1 1
	(UNAUDITED)

Income and expenses not involving cash flows:
Depreciation and amortization	470	468	1,874
Interest accrued on loans and others, net	3	39	706
Transformation of loan into grant	-	107	701
Loss (profit) arising on financial liabilities designated as at fair value through profit or loss	(47)	88	(52)
Bonus in respect of options to shareholders in connection with the provision of a guarantee	-	117	432
Share-based payments	18	47	422

	444	866	4,083

Changes in asset and liability items:
Decrease (increase) in accounts receivable	42	25	(14)
Decrease in accounts payable and accruals	(23)	(8)	(366)

	19	17	(380)

	463	883	3,703

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1    -     GENERAL

a.	R.V.B. Holdings Ltd. (formerly B.V.R. Systems (1998) Ltd.) (the "Company") is an Israeli resident company incorporated in Israel.

In November 2009, the Company sold substantially all of its assets and liabilities, including the brand name "B.V.R.", to Elbit Systems Ltd. ("Elbit") and, subsequent to the sale, in January 2010 changed its name to R.V.B. Holdings Ltd.

b.
On August 31, 2011, the Company completed the transaction, following which E.E.R. Environmental Energy Resources (Israel) Ltd.'s ("EER") became its subsidiary (the "EER Transaction").  As of January 12, 2012 the Company completed the multi-closing of the EER transaction in which it acquired all of EER's shares held by Greenstone Industries Ltd. ("Greenstone") and by S.R. Accord Ltd. ("Accord"), and the majority of EER shares held by certain other EER shareholders, and, as of the date of these financial statements, holds 78.2% of EER's share capital (72.4% on a fully-diluted basis) and 99.1% of EER's voting rights.

c.
EER was incorporated in Israel on May 21, 2000, as a private company limited by shares. EER owns know-how and rights in the field of solid waste treatment through the use of Plasma-Gasification-Melting (PGM) technology, an innovative approach to waste treatment, which can be implemented, among others, for the treatment of municipal waste, medical waste and low and intermediate level radioactive waste (the “PGM Technology”).

d.
These condensed financial statements should be reviewed in connection with the Company's annual financial statements as of December 31, 2011 and the year then ended, and the accompanying notes (“the annual financial statements”).

NOTE 2   -      SIGNIFICANT ACCOUNTING POLICIES

a.	Basis for the preparation of the financial statements:

The Company's condensed consolidated interim financial statements (hereinafter – "interim financial statements") have been prepared in accordance with International Accounting Standard IAS 34, "Interim Financial Reporting" (hereinafter – "IAS 34").

In the preparation of these interim financial statements, the Company has implemented identical accounting policies, rules of presentation and calculation methods to those implemented in the preparation of the annual financial statements.

b.	Accounting Treatment of the EER Transaction:

Although in the EER transaction, mentioned above, the Company is the legal purchaser of the rights in EER, since the Company had no business activity ("Shell Company") as of the date of the EER transaction and thus does not meet the definition of a Business under IFRS 3, and since the majority of the shareholders of the Company after the completion of transaction (including the completion of the Additional SPA with additional EER shareholders who are not parties to the EER Share Purchase Agreement) will be former shareholders of EER, this transaction does not meet the definition of a 'Business Combination' under IFRS 3. For accounting purposes the transaction was treated as a capital transaction of EER.

Accordingly, among others, the comparative numbers for the three month period ended March 31, 2011 are based upon the consolidated financial statements of the legal subsidiary, EER for that period.

For more details see note 1d to the annual financial statements.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the Consumer Price Index ("CPI") are presented according to the CPI for the last month of the reporting period.

(3)	Data on changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar's	CPI in Israel (*)
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of March 31, 2012	3.715	110.8	110.3
As of March 31, 2011	3.481	108.7	108.5
As of December 31, 2011	3.821	110.3	110.3

Rate of change:	Change in %
For the three month period ended on:
March 31, 2012	(2.77)	0.39	0.00
March 31, 2011	(1.92)	0.70	0.87

For the year ended December 31, 2011	7.66	2.17	2.55

(*) Base: Average 2008 = 100.0

NOTE 3   -      NEW PUBLISHED STANDARDS AND INTERPRETATIONS

a.	New standards and interpretations that have come into force, which do not have a material impact on the current reporting period and/or prior reporting periods:

▪	Amendments to IFRS 7, "Disclosures – Transfers of Financial Assets"
▪	Amendments to IAS 12, "Deferred Tax – Recovery of Underlying Assets"

b.
Listed below are newly published standards and interpretations that are not yet effective, and have not been adopted early by the Company, and which are not expected to have a material impact on the financial statements:

For information on implementation dates, transitional provisions, amendments to standards and interpretations set forth below see note 3 to the Company's annual financial statements as of December 31, 2011 and the year then ended:

▪	IFRS 9, "Financial Instruments"
▪	IFRS 10, "Consolidated Financial Statements"
▪	IFRS 12, "Disclosure of Interests in Other Entities"
▪	IAS 28 (as revised in 2011, "Investments in Associates and Joint Ventures"
▪	IFRS 13, "Fair Value Measurement"
▪	IAS 19 (as revised in 2011), "Employee Benefits"
▪	Amendment to IAS 1 (Amended) "Presentation of Financial Statements" (regarding the presentation of items of other comprehensive income in the statement of comprehensive income)
▪	Amendment to IAS 32 “Financial Instruments: Presentation” (Offsetting Financial Assets and Financial Liabilities)
▪	Amendment to IFRS 7 “Financial Instruments: Disclosure” (Offsetting Financial Assets and Financial Liabilities)

R.V.B. HOLDINGS LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4    -     MATERIAL EVENTS DURING THE REPORTING PERIOD

a.
As described in note 1c to the annual financial statements, on January 12, 2012, an additional closing of the Additional SPA with other EER shareholders who elected to become parties to the Additional SPA was completed. At this additional closing the Company issued a total of 55,703,870 ordinary shares of the Company, in exchange for 4,781,448 EER shares of these certain EER shareholders. See also note 1b above.

b.
Further to note 7b(3) to the annual financial statements regarding investments made by the Company in EER's share capital, during the reporting period the Company has invested in EER's share capital a total amount of approximately $0.7 million. Subsequent to the financial statements date the Company has invested in EER's share capital an additional amount of approximately $0.6 million.

As of the date of these financial statements, the Company holds approximately 78% of EER's share capital (72.6% on a fully-diluted basis) and 99.1% of EER's voting rights.

c.
On March 23, 2012, the Company obtained directors’ and officers’ liability insurance for its officers and directors (“D&O insurance policies”) with coverage in an aggregate amount of $5 million until March 23, 2013 for a total premium of $ 28,000. This directors' and officers’ liability insurance policy was reviewed and approved by the Company’s audit committee and the Board of Directors and were subject to the approval of the Company’s shareholder’s. At the 2012 Annual General Meeting of the shareholders of the Company, held on May 7, 2012, the D&O insurance policies was approved and ratified by the Company's shareholders.

d.
As described in note 16d to the annual financial statements, on January 2012, following the approval of the Company's audit committee and board of directors, the Company granted to seven employees of the Company and its affiliates, options to purchase 25,793,156 ordinary shares of the Company with an exercise price of $ 0.2145 per share (adjusted for future dividend), (including 10,000,000 options to the Company's CEO), according to the 2011 plan.

The fair value of these options amounted to a total amount of approximately $63 thousands. The parameters used in the calculation of the fair value of the options described above, are a share price of $0.07, an exercise price of $ 0.2145 per share, the expected volatility of companies operating in this field – 32%, the life of the option – 5 years and a risk-free interest of 1.1%.

e.
As described in note 15a(13) to the annual financial statements, during December 2011 EER entered into an agreement with a company from the Czech Republic regarding a feasibility study work to be performed by EER with regard to the design, engineering, construction and operation of a hazardous waste treatment facility at an estimated cost of approximately $ 25 million.

In consideration for the performance of the study work, EER shall be entitled to a total sum of $125 thousand, payable in three payments. A down payment of $ 63 thousand received in December 2011.

An additional payment of $ 31 thousand was received and recorded as revenue in the reported period and an additional payment of $ 31 thousand is expected with the completion of the work by EER.